UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Extraordinary reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Fitness Champs Holdings Limited (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment” or “Form 6-K/A”) to amend the Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2026 (the “Original Filing”). Specifically, this Amendment (i) amends and restates the Company’s management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2026 and 2025 (the “Affected Interim Periods”) filed as Exhibit 99.1 to the Original Filing (the “Original MD&A”), and (ii) amends and restates the Company’s previously issued unaudited interim consolidated financial statements as of and for the six months ended June 30, 2026 (the “Original Financials”), filed as Exhibit 99.2 to the Original Filing.

Investors and other readers should rely only on the financial information and other related disclosures regarding the six months ended June 30, 2026 and 2025 contained in this Form 6-K/A and should not rely on the Original Filing nor any previously issued or filed reports, press releases, presentations or similar communications containing financial information or other related disclosures from the Original Filing.

Restatement Background

The Company’s management, in consultation with their independent public accountants Onestop Assurance PAC, identified errors in, and the need to revise certain presentation and disclosures in, the Original Financials and the Original MD&A. Management concluded that the Original Financials and the Original MD&A should no longer be relied upon and should be amended and restated. The principal corrections reflected in this Amendment are as follows:

1. Share capital presentation. The shareholders’ equity caption on the face of the unaudited interim consolidated balance sheet has been revised. It now separately presents authorized and issued shares by class: 18,427 and 1,299,391 Class A Ordinary Shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively; 19,351 Class B Ordinary Shares issued and outstanding as of both dates; and no Preferred Shares issued. The footnotes on retrospective presentation have been revised to refer only to the 15-for-1 reverse share split effected on February 12, 2026 and the 30-for-1 reverse share split effected on May 4, 2026.

2. Loss per share. Loss per share has been restated using a two-class presentation. For the six months ended June 30, 2026, basic and diluted loss per Class A and Class B ordinary share is now S$(6.46) (US$(4.99)). It was previously reported as S$(3.66) (US$(2.83)) per ordinary share. For the six months ended June 30, 2025, it is now S$(7.44) per ordinary share, previously S$(30.26). The weighted average number of shares has been revised to 504,984 Class A and 19,351 Class B ordinary shares for 2026, previously 924,803 ordinary shares, and to 33,334 ordinary shares for 2025, previously 8,197.

3. Reclassification of operating expenses. Approximately S$40,000 has been reclassified from general and administrative expenses to selling and distribution expenses. Selling and distribution expenses are now S$336,000 (previously S$296,000) and general and administrative expenses are now S$3,546,000 (previously S$3,586,000). Total operating expenses, loss from operations and net loss in S$ are unchanged.

4. U.S. dollar convenience translations. Certain US$ convenience translation amounts have been corrected, including:

●	in the statement of operations, foreign currency adjustments (US$4,000, previously US$12,000) and total comprehensive loss (US$2,611,000, previously US$2,603,000);
●	in the statement of changes in shareholders’ equity, the January 1, 2026 opening balances and the shares issued during the period (US$4,154,000, previously US$4,141,000);
●	in the statement of cash flows, net cash used in operating activities (US$3,065,000, previously US$3,072,000), net cash provided by financing activities (US$3,962,000, previously US$3,945,000), net change in cash (US$877,000, previously US$853,000) and beginning cash (US$1,538,000, previously US$1,549,000).

None of these corrections changes the S$ amounts reported.

5. Revised and expanded notes. The notes to the Original Financials have been revised as to address the changes discussed in notes 1 through 4 above.

6. Conforming changes to the MD&A. The Original MD&A has been revised to match the changes noted in notes 1 through 5 above.

Unless expressly stated, including the subsequent events and litigation disclosures in Notes 17 and 18, this Amendment does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the information, statements and disclosures contained in the Original Filing.

The corrected MD&A and the Original Financials, each as amended, are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K/A.

EXHIBITS

99.1	Supplemental Financial Information Relating to the Six Months Ended June 30, 2026

99.2	Unaudited Interim Condensed Financial Statements for the Six Months Ended June 30, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: October 26, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director

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